AD 1/14

OO 1/13/13

SECUR 13026431 SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2013
DIVISION OF TRADING & MARKETS

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 07072 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/12 AND ENDING 9/30/13
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Command Financial Planning Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver + Tidwell LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 1/24/13

# FIRST COMMAND FINANCIAL PLANNING, INC.
(SEC I.D. No. 8-7072)



## Statement of Financial Condition
## September 30, 2013, and
## Supplemental Report on Internal Control and
## Independent Auditors' Report

**Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT**

## FIRST COMMAND FINANCIAL PLANNING, INC.

Table of Contents

weaver
Assurance · Tax · Advisory

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Command Financial Planning, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 F: 817.429.5936

**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

*Weaver and Tidwell, L.L.P.*

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 25, 2013

## FIRST COMMAND FINANCIAL PLANNING, INC.
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2013

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 10,164,172 |
| Marketable securities | | 2,000,798 |
| Commissions and fees receivable | | 24,880,807 |
| Accounts receivable, prepaid expenses and other | | 1,820,472 |
| Accounts receivable, affiliate | | 70,388 |
| Property, equipment, and software, net of accumulated amortization of $6,821,712 | | 54,597 |
| **TOTAL ASSETS** | $ | 38,991,234 |
| **LIABILITIES** | | |
| Accrued commissions payable | $ | 11,481,627 |
| Accounts payable, parent company | | 2,638,384 |
| Accounts payable, affiliates | | 22,111 |
| Other accrued liabilities | | 1,102,744 |
| **Total liabilities** | | 15,244,866 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock | | |
| Class A - voting, par value $.02 per share; authorized 750,000 shares; outstanding 99,200 shares (102,300 issued, less 3,100 held in treasury) | | 2,046 |
| Class B - non-voting, par value $.02 per share; authorized 750,000 shares; outstanding 43,534 shares (46,368 issued, less 2,834 held in treasury) | | 927 |
| Additional paid-in capital | | 116,805 |
| Retained earnings | | 23,626,709 |
| Treasury stock, at cost | | (119) |
| **Total stockholder's equity** | | 23,746,368 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 38,991,234 |

The Notes to statement of financial condition an integral part of this statement.

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds and other investments to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed, fully-disclosed broker/dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA). The Corporate office is located in Fort Worth, Texas.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits and a money market account. Carrying value approximates fair value.

### Marketable Securities

Marketable securities, all of which are fixed maturity debt securities, are classified as trading and recorded at fair value. At the time of sale, the cost is determined on a specific identification basis.

### Commissions and Fees Receivable

Commissions receivable represents balances due from mutual fund companies and insurance companies for the sale of investment products by the Company's sales advisors. The fees receivable represent the accrual of fees for assets under the Company's management and are collected on a quarterly basis according to each individual investor's account cycle.

### Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Property, Equipment, and Software - continued

| | Estimated Lives |
|---|---|
| Office equipment, furniture and automobiles | 3 to 10 years |
| Software | 5 years |

### Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCFP. Any tax positions are taken at the consolidated level.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

## NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. A reasonable allocation method is used to allocate common expenses, or those costs not clearly applicable to any one legal entity, based on the number of new and existing client accounts of FCFS, FCFP, or both.

## NOTE 2. RELATED PARTY TRANSACTIONS - CONTINUED

As of September 30, 2013, $2,638,384 was due to FCFS for allocated operating expenses. This amount is reflected in the accompanying statement of financial condition as accounts payable, parent company. As of September 30, 2013, $11,572 was due to an affiliate, First Command Europe, Ltd., $8,224 was due to an affiliate, First Command Insurance Services, Inc. (FCIS) and $2,315 was due to an affiliate, First Command Financial Services, Inc. (Montana). These amounts are reflected in the accompanying statement of financial condition as account payable, affiliate. As of September 30, 2013, $70,388 was due from an affiliate, First Command Bank (FCB) and is reflected as accounts receivable, affiliate, in the accompanying statement of financial condition. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

At September 30, 2013, FCFP had cash balances held at FCB of $388,800.

## NOTE 3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities, classified as trading securities, at September 30, 2013, are as follows:

| | |
|---|---|
| Marketable securities, at cost | $ 2,000,000 |
| Unrealized gains, net | 798 |
| Marketable securities, at fair value | $ 2,000,798 |

### Fair Value Measurements

The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

#### Level 1

Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

#### Level 2

Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

## NOTE 3. MARKETABLE SECURITIES– CONTINUED

**Level 3**

Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The Company's marketable securities consist of investments in United States government sponsored agency securities and are classified as a trading portfolio. Management determines the fair values of these securities after consideration of data provided by third-party pricing services. The prices provided by third-party pricing services are based on observable market data inputs which can vary by security type. Such inputs include benchmark yields, available trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market data. Where possible, these prices were corroborated against other independent sources. The Company has classified these securities as Level 2.

The classification of these securities as Level 2 is consistent with the fair value methods used in the prior year.

The following table represents assets measured at fair value on a recurring basis:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market funds* | $ 9,346,549 | $ - | $ - | $ 9,346,549 |
| Marketable securities | $ - | $ 2,000,798 | $ - | $ 2,000,798 |

*Money market funds are included in cash and cash equivalents.

## NOTE 4. COMMON STOCK

At September 30, 2013, the common stock of the Company is as follows:

| | Voting | Non-voting |
|---|---|---|
| Par value per share | $ 0.02 | $ 0.02 |
| Number of shares authorized | 750,000 | 750,000 |
| Number of shared issued | 102,300 | 46,368 |
| Number of previously issued shares repurchased and held as treasury stock | 3,100 | 2,834 |
| Number of shares outstanding | 99,200 | 43,534 |

## NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of $8,300,904, which was $7,284,579 in excess of its required net capital of $1,016,325. The Company's aggregate indebtedness to net capital ratio was 1.84 to 1.

## NOTE 6. COMMITMENTS AND CONTINGENCIES

In May 2012, four FCFP and FCFS independent contractor advisor/agents ended their association with FCFP and FCFS and commenced new associations with LPL Financial, a competing and broker-dealer firm. In June 2012, FCFP and FCFS obtained a temporary injunction against these former advisor/agents in State District Court in Tarrant County, Texas enjoining them from engaging in certain activities. FCFP and FCFS then filed a complaint for damages against these former advisor/agents and LPL pursuant to the rules of FINRA. The FCFP and FCFS complaint alleged economic loss for the taking of client business and tortious interference with contracts. The former advisor/agents and LPL filed counterclaims against FCFP and FCFS in this matter. FINRA entered an order October 26, 2012, consolidating all of the competing claims for adjudication before a single FINRA Arbitration Hearing Panel. A hearing on the merits of all the parties' claims was held before the Panel in May 2013. On November 6, 2013, the Panel issued its Award in the case.

The Award provides, in pertinent part, as follows:

- Certain of the former advisor/agents and their corporate registered investment adviser firm were ordered to pay FCFS and FCFP a total of $200,000 in compensatory damages, with their corporation and all of the named former advisor/agents jointly and severally liable for this amount. The $200,000 award was recorded as $126,000 to FCFP with the remainder to FCFS and FCIS. FCFP has recorded it's allocated portion to Accounts Receivable in the accompanying financial statement.

## NOTE 6. COMMITMENTS AND CONTINGENCIES – CONTINUED

- The Panel stated that the former advisor/agents are entitled to receive the net balances of their deferred compensation plan accounts that existed on the date of their departure, with offsets for recoupment of prior incentive compensation plan payments and other amounts owing to FCFS and FCFP under the former advisor/agents' contracts. FCFS and FCFP believe that the Panel's determination in this regard exceeded its authority and contradicts the terms of the deferred compensation plan documents. For that reason, FCFS and FCFP have filed papers asking a Texas Court to overturn this portion of the Award.
- The FINRA fees associated with this matter were essentially split between FCFS and FCFP, on the one hand, and the former advisor/agents and their corporation and LPL, on the other hand.

No other damages, costs, or fees (including attorneys' fees) were awarded to any of the parties.

The Company is party to several litigation matters and claims, which are normal in the course of its operations, and while the results of litigation and claims cannot be predicted with certainty, management believes, based on the advice of counsel, the final outcome of such matters will not have a materially adverse effect on the Company's consolidated financial position.

weaver
Assurance · Tax · Advisory

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
First Command Financial Planning, Inc.
Fort Worth, Texas

In planning and performing our audit of the financial statements of First Command Financial Planning, Inc. (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 25, 2013